Exhibit 3.36

FIRST AMENDMENT TO OPERATING AGREEMENT OF

COAL RESERVE HOLDING LIMITED LIABILITY COMPANY NO. 1

THIS FIRST AMENDMENT TO THE OPERATING AGREEMENT OF COAL RESERVE HOLDING LIMITED LIABILITY COMPANY NO. 1 (the “Amendment”) is entered into as of the 26th day of April, 2001 among, PEABODY DEVELOPMENT COMPANY, a Delaware corporation with its principal offices at 701 Market Street, St. Louis, Missouri 63101(“PDC”), PEABODY DEVELOPMENT LAND HOLDINGS, LLC, a Delaware limited liability company with its principal offices at 701 Market Street, St. Louis, Missouri 63101 (“PDLH”) and TWIN OAKS FARM, LTD., an Illinois corporation with its principal offices at 29 W. Raymond Street, Harrisburg, Illinois 62946 (“Twin Oaks”). (PDC, PDLH and Twin Oaks may collectively be referred to herein as the “Members” and each individually as a “Member”.) For purposes of this Amendment, the term “Member” shall include any party then acting in such capacity in accordance with the terms of this Amendment or the “Agreement”, as hereinafter defined.

RECITALS

A. On April 9, 2001, PDC and PDLH formed COAL RESERVE HOLDING LIMITED LIABILITY COMPANY NO. 1., (the “Company”), a limited liability company formed under the Delaware Limited Liability Act.

B. PDC and PDLH, as Members of the Company, executed an Operating Agreement dated April 23rd, 2001 (the “Agreement”), which set out the Members’ respective rights, duties and liabilities with respect to the Company.

C. As of April 23rd, 2001 PDC and PDLH each sold ninety-nine percent of their respective Membership Interests in the Company to Twin Oaks and now desire to amend the Agreement in accordance with the terms of this Amendment.

NOW, THEREFORE, in consideration of the Recitals and the mutual covenants and undertakings set forth herein, PDC, PDLH and Twin Oaks agree as follows:

1. Membership Interests. As of the date hereof and notwithstanding any references in the Agreement to the contrary, Twin Oaks shall have a ninety-nine percent (99%) Membership Interest (and Percentage Interest) in the Company, PDC shall have a one-half percent (0.5%) Membership Interest (and Percentage Interest) in the Company and PDLH shall have a one-half percent (0.5%) Membership Interest (and Percentage Interest) in the Company.

2. Fiscal Year. Article 4.2 is hereby amended to provide that the Fiscal Year of the company shall be the calendar year.

3. Notices. Article 15.1 is hereby amended by adding the following notice provision for Twin Oaks:

to Twin Oaks:

P.O. Box 444

29 W. Raymond Street

Harrisburg, Illinois 62946

Attn: Thomas W. Franks

4. Limitation on Contributions and Distributions. The parties recognize that Twin-Oaks has a certain amount of existing assets, with a net book value not exceeding Ten Thousand Dollars ($10,000), which are not related to its ownership of its Membership Interest and which were owned prior to the date of this Amendment (the “Existing Assets”). Notwithstanding any other provision in the Agreement to the contrary, Twin Oaks shall not be prohibited from distributing or otherwise disposing of the Existing Assets. Similarly, Twin Oaks shall not be obligated to contribute the Existing Assets to the Company or to pledge the Existing Assets as security for any obligation of the Company.

5. No Other Amendments. Unless specifically changed by this Amendment, all other provisions of the Agreement shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties hereto have duly caused the execution of this Amendment by their duly authorized officers, as of the date and year first above written.

PEABODY DEVELOPMENT COMPANY

By: /s/ Kemal Williamson

                Vice President

PEABODY DEVELOPMENT LAND HOLDINGS, LLC

By: /s/ Kemal Williamson

                Vice President

TWIN OAKS FARM, LTD.

By: /s/ Thomas Davis

                     President

OPERATING AGREEMENT

OF

COAL RESERVE HOLDING LIMITED LIABILITY COMPANY NO. 1

THIS OPERATING AGREEMENT (this “Agreement”) is made and entered into as of the 23rd. day of April, 2001 by and between (i) PEABODY DEVELOPMENT COMPANY, INC., a Delaware corporation with its principal offices at 701 Market Street, St. Louis, Missouri (“PDC”) and (ii) PEABODY DEVELOPMENT LAND HOLDINGS, LLC, a Delaware limited liability company, with its principal offices at 701 Market Street, St. Louis, Missouri (“PDLH”). (PDC and PDLH may collectively be referred to herein as the “Members” and each individually as a “Member”.) For purposes of this Agreement, the term “Member” shall include any party then acting in such capacity in accordance with the terms of this Agreement.

RECITALS

A. PDC and PDLH desire to form a limited liability company under the Delaware Limited Liability Company Act (“Act”) to be known as “Coal Reserve Holding Limited Liability Company No. 1” (the “Company”) for the purposes set out in this Agreement.

B. PDC and PDLH desire to set out in this Agreement their respective rights, duties and liabilities with respect to such limited liability company.

NOW, THEREFORE, in consideration of the Recitals and the mutual covenants and undertakings set forth herein, PDC and PDLH agree as follows:

ARTICLE 1

FORMATION

1.1 Formation. The Members have formed the Company as a limited liability company under the Act for the purposes and term set out in this Agreement. To effect the formation of the, Company, the Members have executed and duly recorded the,Certificate of Formation in the form attached hereto as Exhibit 1.1 (the “Certificate”).

1.2 Name. The Company will do business under the name “Coal Reserve Holding Limited Liability Company No.1”. The Members shall execute and file such documents as shall be required under the Act and under the laws of each state in which the Company is required or desires to be qualified to do business.

1.3 Principal Office. The principal office of the Company shall initially be at 701 Market Street, Suite 800, St. Louis, Missouri 63101. The principal office may hereafter from time to e be moved to such other place in the United States of America as may be designated by the “Managing Member”, as hereinafter defined, with written notice to all Members. The books and records of the Company shall be maintained at the Company’s principal place of business, or such other location in the United States of America as determined by the Managing Member with written notice to all Members.

1.4 Term. The duration of the Company is perpetual, or until liquidation in accordance with the terms of this Agreement or as required by the Act.

1.5 Property Ownership. All assets and property owned by the Company, whether real or personal, tangible or intangible, shall be held in the name of the Company.

ARTICLE 2

PURPOSES AND OTHER ACTIVITIES

2.1 Purposes. The Company is formed to acquire coal reserves, hold coal reserves, enter into coal lease arrangements and lease arrangements for other minerals within the United States of America and shall limit its activities to (i) the coal reserves listed in Exhibits 3.1(a) and 3.1(b) and (ii) any other coal reserves which the Members unanimously agree to acquire, hold and/or lease. The purpose of the Company shall include other activities necessary, appropriate, incidental or desirable in connection with the foregoing, or otherwise contemplated in this Agreement.

The purposes of the Company shall not be extended, by implication or otherwise, beyond the purposes set forth in this Section 2.1 without the prior unanimous written approval of the Members. Without limiting the foregoing, the Company may not, without the unanimous prior written approval Jf all Members: (i) incur any indebtedness or liabilities, or make any guaranties of any kind or nature, binding upon the Company, (ii) acquire any assets or properties of any kind or nature except the assets contributed to the Company by the Members in accordance with this Agreement, (iii) dispose of any Company asset, (iv) enter into any collective bargaining agreement, (v) pledge or encumber, or allow any lien to be placed upon, any Company asset.

2.2 Other Activities. Each Member, and all current and future Affiliates of each Member, may engage in, or possess an interest in, other business ventures of any nature and description whatsoever, independently or with others, whether or not competitive with those of the, Company, and no Member nor any Affiliate thereof, nor any shareholder, member, partner, officer, director or employee thereof, shall have any rights by virtue of this Agreement in and to such independent ventures. For purposes of this Agreement, the term. “Affiliate” shall mean any individual, corporation, partnership, limited liability company or other entity which, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, another individual, corporation, partnership, limited liability company or other entity.

ARTICLE 3

CAPITAL CONTRIBUTIONS

3.1 Initial Capital Contributions.

(a) Contemporaneously with the execution of this Agreement, PDC has contributed to the capital of the Company coal assets with an aggregate agreed value of $700,000.00. Exhibit 3.1(a) lists the specific coal assets which represent the initial capital contribution of PDC to the Company, along with the agreed value for each such coal asset.

(b) Contemporaneously with the execution of this Agreement, PDLH has contributed to the capital of the Company coal assets.with an aggregate agreed value of $700,000.00. Exhibit 3.1(b) lists the specific coal assets which represent the initial capital contribution of PDLH to the Company, along with the agreed value for each such coal asset.

(c) PDC shall initially have a 50% interest in the Company and PDLH shall initially have a 50% interest in the Company (respectively, each Member’s “Percentage Interest”).

3.2 No Liability of Interest Holders. Except as otherwise specifically provided in the Act, or as may exist under separate existing written agreements as to a Member, no Member shall have any personal liability for the obligations of the Company. Further, no Member shall be obligated to contribute additional capital to the Company.

3.3 Interest on Capital Contributions. No Member shall be entitled to interest on any capital contributions made to the Company.

3.4 Withdrawal of Capital. No Member shall be entitled to withdraw any part of its capital contributions to the Company, or receive any distributions from the Company, except as provided in this Agreement. No Member shall be entitled to demand or receive any property from the Company other than cash, except as otherwise expressly provided for herein.

3.5 Capital Accounts. There shall be established on the books of the Company a capital account (“Capital Account”) for each Member. It is the intention of the Members that such Capital Account be maintained in accordance with the provisions of Treas. Reg. § 1.704-1(b)(2)(iv), and this Agreement shall be so construed. Accordingly, such Capital Account shall initially be credited with the initial capital contribution of the Member and thereafter shall be increased by (i) any cash or the, fair market value of any property contributed by such Member (net of any liabilities assumed by the Company or to which the contributed property is subject) and (ii) the amount of all net income (whether or not exempt from tax) and gain allocated to such Member hereunder, and decreased by (i) the amount of all net losses allocated to such Member hereunder (including expenditures described in section 705(a)(2)(B) of the Internal Revenue Code of 1986, as amended (the “Code”), or treated as such an expenditure by reason of Treas. Reg. § 1.704-1(b)(2)(iv)(i)) and (ii) the amount of cash, and the fair market value of property (net of any liabilities assumed by such Member or to which the distributed property is subject),—distributed to such Member pursuant to this Agreement. If the Company has made an election under section 754 of the Code, the Capital Accounts of the Members shall also be adjusted to the extent required by Treas. Reg. §1.704-1(b)(2)(iv)(m). If a Member transfers all or any part of such Member’s interest (capital, profits and otherwise) in the Company (“Membership Interest”) in accordance with the terms of this Agreement, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent of the interest transferred.

ARTICLE 4

ACCOUNTING

4.1 Books and Records. The Managing Member shall cause the Company to maintain full and accurate books and records at the Company’s principal place of business, showing all receipts and expenditures, assets and liabilities, net income or loss, and all other records necessary for recording the Company’s business and affairs, including those required to be kept under the Act and those sufficient to record the allocations and distributions to the Members provided for in this Agreement. Such books and records shall be maintained in accordance with generally accepted accounting principles; provided that adequate records concerning the maintenance of Capital Accounts in accordance with Treas. Reg. § 1.704-1(b)(2)(iv) shall be simultaneously maintained by the Company. Such books and records shall be open to the inspection and examination of each Member by its duly authorized representatives at all reasolnable times.

4.2 Fiscal Year. The fiscal year of the Company shall commence on May 1st and end on April 30th (“Fiscal Year”).

4.3 Reports. Within 90 days after the close of each Fiscal Year of the Company, the Company shall furnish to each Member a report of the business and operations of the Company during such Fiscal Year.

4.4 Tax Returns. The Managing Member shall cause all required federal, state and local partnership income, franchise, property and other tax returns, including information returns, to be timely filed with the appropriate office of the relevant taxing jurisdiction or agency. In order to accommodate the following provision regarding review of drafts of the Federal and state income tax returns of the Company, the Company shall seek each year (if necessary) a three month extension of the date on which such returns must be filed. With respect to the Federal and state income tax returns of the Company, the Company shall submit to each Member drafts of the proposed returns (or estimates of each Member’s allocated portions of the net income or loss determined under Article 6 hereof) as soon as possible, but in no event later than ninety days following the close of the Fiscal, Year, to permit review and approval of such returns (or estimates) by each Member prior to the filing of tax returns. All expenses incurred in connection with such tax returns or estimates and information returns, as well as for the reports referred to in Section 4.3 hereof, shall be expenses of the Company.

4.5 Member’s Request for Additional Information. The Company shall also furnish to any Member such other reports of the Company’s operations and conditions as may reasonably be requested by any of the Members. The Members shall have the right at any time to visit the offices and operations of the Company and inspect and audit records of the Company.

4.6 Tax Matters Partner. PDC shall be the “Tax Matters Partner” (as defined in the Code) for the Company. The Tax Matters Partner shall have the authority granted a tax matters Partner under the Code. The Tax Matters Partner shall not take any action binding another Member without first notifying, and receiving the concurrence of, such Member. All expenses of the Tax Matters Partner incurred in serving as Tax Matters Partner shall be Company expenses and shall be paid by the Company. The Company shall indemnify the Tax Matters Partner for, and hold the Tax Matters Partner harmless from, any and all judgments, fines, amounts paid in settlement and expenses (including attorneys’ fees) reasonably incurred by the Tax Matters Partner in any civil, criminal or investigative proceeding in which the Tax Matters Partner is involved or threatened to be involved by reason of being the Tax Matters Partner, provided that the Tax Matters Partner acted in good faith, within what the Tax Matters Partner reasonably believed to be within the scope of the Tax Matters Partner’s authority and for a purpose which the Tax Matters Partner reasonably believed to be in the best interests of the Company or the Members. The Tax Matters Partner shall not be indemnified under this provision against any liability to the Company or its Members to which the Tax Matters Partner would otherwise be subject by reason of gross negligence or willful misconduct. Nothing herein shall constitute an election to be subject to the partnership level audit procedures of section 6221 et seq. of the Code.

4.7 Revaluation of Company Property. If there shall occur (i) an acquisition of a Membership Interest for more than a de minimis capital contribution, or (ii) a distribution (other than a de minimis distribution) to a Member in consideration for a Membership Interest, the Members may revalue the assets of the Company at their then fair market value and adjust the Capital Accounts of the Members in the same manner as provided in Section 8.3 in the case of a property distribution. If there is a reallocation pursuant to this Section 4.7, then net income and net loss shall thereafter be adjusted for allocations of depreciation (cost recovery) and gain or loss in accordance wit the provisions of Treas. Reg. § 1.704-1(b)(2)(iv)(f) and (g), and the Members’ distributive shares of depreciation (cost recovery) and gain or loss computed in accordance with the principles of section 704(c) of the Code and the regulations promulgated thereunder using the method selected by the Members.

ARTICLE 5

BANK ACCOUNTS AND EXCESS FUNDS

5.1 Bank Accounts. All funds of the Company shall be deposited in its name into such, checking or savings accounts, time certificates, short-term money market funds or other investment as shall be designated by the Managing Member. Withdrawals therefrom shall be made upon such signature or signatures (or other authorization form) as determined by the Managing Member.

5.2 Investment of Excess Funds. The Company may invest excess funds not required in the Company’s business, and not required to be distributed pursuant to the terms of this Agreement, in short-term United States Government obligations maturing within 1 year.

ARTICLE 6

ALLOCATION OF NET INCOME AND LOSS

6.1 Net Income and Net Loss.

(a) Except as otherwise provided in this Agreement, the net income and net loss of the Company for each Fiscal Year shall be allocated in accordance with each Member’s Percentage Interest.

(b) Notwithstanding anything herein to the contrary, if a Member has a deficit balance in such Member’s Capital Account (excluding from such Member’s deficit Capital Account any amount which such Member is obligated to restore in accordance with Treas. Reg. § 1.704-1(b)(2)(ii)(c), as well as any amount such Member is treated as obligated to restore under Treas. Reg. §§ 1.704-2(g)(1) and 1.704-2(i)(5)) and unexpectedly receives an adjustment, allocation or distribution described in Treas. Reg. § 1.704-1(b)(2)(ii)(d)(4), (5) or (6), then such Member will be allocated items of income and gain in an amount and manner sufficient to eliminate the deficit balance in such Member’s Capital Account as quickly as possible. If there is, an allocation to a Member pursuant to this Section 6.1(b), then future allocations of net income pursuant to Section 6.1(a) shall be adjusted so that those Members who were allocated less income, or a greater amount of loss, by reason of the allocation made pursuant to this Section 6.1(b), shall be allocated additional net income in an equal amount. It is the intention of the parties that the provisions of this Section 6.1(b) constitute a “qualified income offset” within the meaning of Treas. Reg. §§ 1.704-1(b)(2)(ii)(d), and such provisions shall be so construed.

(c) If there is a net decrease in the Company’s Minimum Gain (within the meaning of Treas. Reg. § 1.704-2(b)(2)) or Partner Nonrecourse Debt Minimum Gain (within the meaning of Treas. Reg. § 1.704-2(i)(3)) during any Fiscal Year, each Member shall be allocated, before any other allocations hereunder, items of income and gain for such Fiscal Year (and subsequent Fiscal Years, if necessary), in an amount equal to such Member’s share (determined in accordance with Treas. Reg. §§ 1.704-2(g) and 1.704-2(i)(5), as applicable) of the net decrease in the Company’s Minimum Gain or Partner Nonrecourse Debt Minimum Gain, as applicable, for such Fiscal Year; provided, however, that no such allocation shall be required if any of the exceptions set forth in Treas. Reg. § 1.704-2(f) apply. It is the intention of the parties that this provision constitute a “minimum gain chargeback” within the meaning of Treas. Reg. §§ 1.704-2(f) and 1.704-2(i)(4), and this provision shall be so construed.

(d) Notwithstanding anything herein to the contrary, the Company’s partner nonrecourse deductions (within the meaning of Treas. Reg. § 1.704-2(i)(2)) shall be allocated solely to the Member who has the economic risk of loss with respect to the partner nonrecourse liability related thereto in accordance with the provisions of Treas. Reg. § 1.704-2(i)(1).

(e) Notwithstanding the provisions of Section 6.1(a), no net losses shall be allocated to a Member if such allocation would result in such Member having a deficit balance in such Member’s Capital Account (excluding from such Member’s deficit Capital Account any amount such Member is obligated to restore in accordance with Treas. Reg. § 1.704-1(b)(2)(ii)(c), as well as any amount such Member is treated as obligated to restore under Treas. Reg. §§ 1.704-2(g)(1) and 1.704-20(5)). In such case, the net loss that would have been allocated to such Member shall be allocated to the other Members to whom such loss can be allocated without violation of the provisions of this Section 6.1(e) in proportion to their respective Percentage Interest among themselves.

(f) Notwithstanding the provisions of Section 6.1(a) hereof, to the extent losses are allocated to the Members by virtue of Section 6.1(e) hereof, the net income of the Company thereafter recognized shall be allocated to such Members (in proportion to the losses previously allocated to them pursuant to Section 6.1(e) hereof) until such time as the net income of the Company allocated to them pursuant to this Section 6.1(f) equals the net losses allocated to them pursuant to Section 6.1(e) hereof.

(g) For Federal state and local income tax purposes only, with respect to any assets contributed by a Member to the Company (“Contributed Assets”) which have an agreed fair market value on the date of their contribution which differs from the Member’s adjusted basis therefor as of the date of contribution, the allocation of depreciation and gain or loss with respect to such Contributed Assets shall be determined in accordance with the provisions of Section 704(c) of the Code and the regulations promulgated thereunder using the traditional method within the meaning of Treas. Reg. § 1.704-3(b). For purposes of this Agreement, an asset shall be deemed a Contributed Asset if it has a basis determined, in whole or in part, by reference to the basis of a Contributed Asset (including an asset previously deemed to be a Contributed Asset pursuant to this sentence). Notwithstanding the foregoing, if the gain from the sale of any Contributed Asset is being reported on the installment method for income tax purposes, then the total amount of gain which is to be recognized by each of the Members in accordance with the above provision in all taxable years shall be computed and the amount of gain to be recognized by each of the Members in each year shall be in proportion to the total gain to be recognized by each of the Members in all taxable years.

6.2 Allocation of Excess Nonrecourse Liabilities. For purposes of section 752 of the Code and the regulations thereunder, the excess nonrecourse liabilities of the Company (within the meaning of Treas. Reg. §1.752-3(a)(3)), if any, shall be allocated to the Members as follows:

(a) First, such excess nonrecourse liabilities shall be allocated to the Members up to the amount of built-in gain allocable to such Members on section 704(c) property (as defined in Treas. Reg. §1.704-3(a)(3)(ii)) or property for which reverse section 704(c) allocations are applicable (as described in Treas. Reg. §1.704-3(a)(6)(i)) where such property is subject to the nonrecourse liability, to the extent such gain exceeds the gain described in Treas. Reg. §1.752-3(a)(2).

(b) Second, the balance of such excess nonrecourse liabilities, if any, shall be allocated to the Members in accordance with their respective Percentage Interest.

6.3 Allocations in Event of Transfer. In the event of the transfer of a Member’s Membership Interest (in accordance with and subject to the provisions of this Agreement) in the Company at any time other than at the end of a Fiscal Year, or the admission of a new Member at any time other than the end of a Fiscal Year, or the making by the Members of disproportionate capital contributions, the periods before and after such transfer, admission or disproportionate capital contributions shall be treated as separate fiscal years, and the Company’s net income, net loss and credits for each of such deemed separate fiscal years shall be allocated in accordance with the Members° respective Percentage Interest for each of such deemed separate fiscal years.

ARTICLE 7

DISTRIBUTIVE SHARES AND

FEDERAL INCOME TAX ELECTIONS

7.1 Distributive Shares. For purposes of Subchapter K of the Code, the distributive shares of the Members of each item of Company taxable income, gains, losses, deductions or credits for any Fiscal Year shall be in the same proportions as their respective shares of the net income or loss of the Company allocated to them pursuant to Section 6.1 hereof. Notwithstanding the foregoing, to the extent not inconsistent with the allocation of gain provided for in Section 6.1, gain recognized by the Company which represents recapture of depreciation or cost recovery deductions for Federal income tax purposes shall be allocated in accordance with the provisions of Treas. Reg. §1.1245-1(e) (without regard to whether real property or personal property is involved).

7.2 Elections. The Managing Member may make any election required or permitted to be made by the Company under the Code or under the tax laws of any applicable state or local jurisdiction. Notwithstanding the foregoing, the Members agree that the Company shall not make the election provided for under Code section 754 without the unanimous prior written consent of all of the Members.

7.3 Partnership Treatment. It is intended that the Company shall be treated as a partnership for purposes of Federal, state and local income tax or other taxes, and the Members shall not take any position or make any election, in a tax return or otherwise, inconsistent with such treatment.

ARTICLE 8

DISTRIBUTIONS

8.1 Net Cash Flow. For purposes of this Agreement, the term “Net Cash Flow” for any period shall mean the excess, if any, of (a) the gross receipts of the Company, over (b) the sum of all cash operating expenses paid by the Company for such period, including, but not by way of limitation, salaries, taxes, interest, insurance premiums, royalties, rentals, utilities and fees.

8.2 Distribution of Net Cash Flow. Unless otherwise agreed by the unanimous written consent of the Members, the Net Cash Flow for each year (other than Net Cash Flow arising in connection with the liquidation of the Company, which Net Cash Flow shall be distributed as provided in Section 10.3 hereof) shall be distributed at least annually. All such distributions of Net Cash Flow shall be distributed to the Members in accordance with their Percentage Interest as of the close of the period with respect to which the Net Cash Flow is being distributed.

8.3 Property Distributions. If any property of the Company, other than cash, is distributed by the Company to a Member (in connection with the liquidation of the Company or otherwise), then the fair market value of such property shall be used for purposes of determining the amount of such distribution. The difference, if any, of such fair market value over (or under) the value at which such property is carried on the books of the Company shall be credited or charged to the Capital Accounts of the Members in accordance with the ratio in which the Members share in the gain and loss of the Company pursuant to Section 6.1 hereof. The fair market value of the property distributed shall be agreed to by the Members; provided that, if the Members cannot so agree, the issue shall be submitted to arbitration as provided in Article 14 hereof. If any such property is distributed other than in exchange for a Membership Interest, such property shall be distributed in the same manner as if it were Net Cash Flow.

ARTICLE 9

COMPANY MANAGEMENT

9.1 Managing Member. (a) Except as expressly provided in Section 9.2 and otherwise herein, management of the Company shall be vested in PDC (the “Managing Member”). The Managing Member may only be removed or replaced with the unanimous consent of the Members. Except for matters to be approved a or consented to, by the Members under this Agreement, the Managing Member shall have full, exclusive, and complete discretion, power and authority, subject in all cases to the terms of this Agreement and the requirements of applicable law, to manage, control, administer, and operate the business and affairs of the Company for the purposes herein stated, and to make decisions affecting the business and affairs of the Company. All Members reserve fully all rights granted to the Members under this Agreement and to the extent of such rights, the power and authority of each Member shall be superior to the authority and power of the Managing Member.

(b) Service Agreements; Compensation. The Company, through the Managing Member, may enter into a service agreement with PDC to provide management and staff services required by the Company. The Managing Member shall not enter into or bind the Company to any other contract, agreement or obligation without the prior unanimous written consent of the Members. No Member shall be entitled to compensation for performing its obligations as a Member or acting as the Managing Member.

(c) Acts by Members. Except for rights vested in the Members, neither Member shall take, or commit the Company to take, any action, either in its own name in respect of the Company or in the name of the Company, unless the Managing Member has approved the same, under the authority granted herein.

(d) Management of Workforce. No Member shall have any right, power or obligation to exercise any control over the hiring of miners or over the workforce of the Company, including, but not limited to, any employment benefits or other terms and conditions of employment for the employees of the Company, and all such matters are delegated to the management employees of the Company. PDC and PDLH shall take no part in, and shall have no right, power or obligation with respect to, any matter relating to the hiring of miners.

9.2 Approval Rights. Actions which require the unanimous approval of the Members will include:

(a)	Approval of the Capital and Operating Budgets;

(b)	Liquidation and/or dissolution of the Company;

(c)	Replacement or removal of the Managing Member;

(d)	Admission of a new Member;

(e)	Any additional mandatory capital contribution;

(f)	Expulsion of any Member;

(g)	Merger or consolidation with another person;

(h)	Authorization for any transaction, agreement or action unrelated to the Company’s purpose as set forth in this Agreement or the Certificate, that otherwise contravenes this Agreement;

(i)	Any amendment to this Agreement;

(j)	Guarantee of Company debt by the Members;

(k)	Incur any indebtedness or liabilities or make any guaranties of any kind or nature;

(1)	Acquire any assets or properties of any kind or nature except the assets contributed to the Company by the Members in accordance with this Agreement;

(m)	Dispose of any Company asset;

(n)	Enter into any collective bargaining agreement;

(o)	Pledge or encumber, or allow any lien to be place upon any Company asset; and

(p)	Enter into any transaction with a related party.

9.3 Applicant Violator. System. Each Member represents and warrants that such Member, its officers, shareholders, members, subsidiaries, affiliates and any other entity that can be. attributed to it under the “ownership and control” regulations issued by the office of Surface Mining (collectively, “Member Entities”) are not currently permit blocked under the Surface Mining Control and Reclamation Act of 1977 (“SMCRA”). No Member will allow to exist any violation of SMCRA or any comparable state law at any operation of a Member Entity that would cause any other Member or its Member Entities to be permit blocked. Any Member Entity which becomes perinit blocked under SMCRA or any comparable state law shall provide written notice of such event to the other Members within five (5) days and shall take any and all actions necessary for the removal of such permit block within twenty (20) days; provided, however, that if the permit block does not then or thereafter adversely affect the other Members (by permit block or otherwise), the permit blocked entity may contest the permit block in good faith and by appropriate legal proceedings, provided further, however, that if the permit block does adversely affect the other Members (by permit block or otherwise), the non-permit block Member(s) may (i) undertake to remove the condition causing the permit block, at the permit block Member’s expense or (ii) purchase such permit block Member’s interest in the Company at the then Capital Account of such permit blocked Member’s interest.

ARTICLE 10

DISSOLUTION

10.1 Dissolution. The Company shall dissolve upon, but not before, the first to occur of the following:

(a) The consent of all Members to dissolve the Company; or

(b) The dissolution of the Company under the Act by virtue of an event which cannot be waived by the parties.

The Company may only be dissolved in accordance with the foregoing and the Members waive dissolution of the Company on account of any event described in the Act which may be superceded by the terms of this Agreement. Dissolution of the Company shall be effective upon the date on which the event giving rise to the dissolution occurs, but the Company shall not terminate until the assets of the Company have been distributed as provided in Section 10.3. Prior to the liquidation and termination of the Company, the business of the Company, and the obligations of the Members relative to the Company, shall continue to be governed by this Agreement.

10.2 Liquidation and Winding Up Upon Dissolution. Tithe Company is dissolved, the Company shall be wound up and liquidated in accordance with the requirements of law and the following provisions:

(a) The right to wind up the Company’s affairs and to supervise its liquidation shall be exercised jointly by all Members (the “Liquidators”).

(b) Upon dissolution, the Liquidators shall ensure that an account is taken as soon as practicable of all property, assets and liabilities of the Company.

(c) Each Member shall pay to the Company all amounts owed by it to the Company.

(d) The assets and property of the Company or the proceeds of any sale thereof, together with any amounts received pursuant to Section 10.2(c) hereof, shall be applied by the. Liquidators in accordance with Section 10.3 hereof.

10.3 Distributions Upon Liquidation. Upon the dissolution of the Company, the assets of the Company shall be sold (or distributed in kind, at the option of the Liquidators) in an orderly fashion, and the proceeds thereof shall be distributed, on or before the later to occur of (i) the close of the Company’s taxable year, or (ii) 90 days following the date of such dissolution, as follows:

(a)First:	To the payment and discharge of all of the Company’s debts and liabilities, to the necessary expenses of liquidation, to a cash reserve for the completion of the reclamation obligations of the Company and to the establishment of a cash reserve which the Members determine to create for unmatured and/or contingent liabilities and obligations of the Company.

(b)Second:	To the payment and discharge of all of the Company’s debts and liabilities to Members, pro-rata in accordance with their respective unpaid principal balances.

(c)Third:	To the Members in accordance with their Capital Accounts; provided, however, that if the Liquidators establish any reserves in accordance with the provisions of Section 10.3(a), then the distributions pursuant to this Section 10.3(c) (including distributions of such reserve) shall be pro rata in accordance with the balances of the Members’ Capital Accounts.

No Member shall be required to contribute any property to the Company or any third party by reason of having a negative Capital Account.

ARTICLE 11

ASSIGNMENT; OPTIONS

11.1 Assignment of Member’s Interest. Except as provided below, no Member may withdraw, sell, assign, transfer, pledge, grant a security interest in encumber or otherwise dispose of, all or any part of its Membership Interest in the Company, except to an Affiliate of such Member, without the unanimous prior written consent of all of the Members. Any attempted withdrawal, sale, assignment, transfer, pledge, grant, encumbrance or disposition not permitted by prior written agreement of all Members shall be null and void ab initio and of no force and effect. Each Member may collaterally assign to a financial institution granting credit to the Company, .the right of such Member to receive cash distributions from the Company as set out in this Agreement, but no other right or privilege of a Member under this Agreement. Notwithstanding the foregoing, no Member may transfer, sell, assign, or otherwise dispose of its Membership Interest to an individual or entity if such transfer, sale, assignment or other disposition would cause, or would have the possibility of causing, the assets of the Company to become subject to any obligations under a collective bargaining agreement.

11.2 Involuntary Transfers. If, despite the provisions of Section 11.1, any Member’s Membership Interest is sought to be transferred by any involuntary means, including, but without limitation, attachment, garnishment,, execution, levy, or bankruptcy, then the other Member shall have the option (the “Involuntary Option”) to purchase all or any portion of the Membership Interest sought to be involuntarily transferred at the price and on the terms set out below. The Involuntary Option shall commence upon receipt by the other Member of actual notice of the attempted involuntary transfer and terminate, unless exercised, 60 days thereafter. An election to exercise any Involuntary Option shall be made in writing and transmitted to the Member whose Membership

Interest is sought to be involuntarily transferred. If, notwithstanding the provisions of this Section 11.2, any Membership Interest is transferred by involuntary means and the Member entitled to exercise the Involuntary Option under this Section 11.2 did not receive at least 60 days prior actual notice of the pending involuntary transfer, the Involuntary Option shall remain in force and such Member may purchase the Membership Interest from the transferee(s) of the involuntary transfer at any time within 60 days following the receipt by such Member of notice of such pending or completed involuntary transfer upon the terms set out in this Section 11.2. The purchase price for all of a Member’s Membership Interest purchased pursuant to the exercise of an-Involuntary,Option shall be an amount equal to the Capital Account balance of such Member. The closing of a transfer pursuant to the Involuntary Option shall occur within 45 days following the exercise of the Involuntary Option by the payment of the purchase price to the Member whose interest is transferred or by the payment into a court of competent jurisdiction through an interpleader or other action or in a pending proceeding pursuant to which the involuntary transfer was sought. The transfer of the Membership Interest in accordance with the foregoing shall be automatic. The nature of each Member’s Membership Interest incorporates the rights set out in this Section 11.2.

11.3 Additional Members. Additional Members may be admitted to the Company only at such times and on such terms as specified by the existing Members and only upon the unanimous written consent of all existing Members.

11.4 Right of First Refusal. (a) In the event any Member receives from a third party a bona fide offer to purchase such Member’s (the “Selling Member”) interest in the Company, the Selling Member shall give written notice to the other Members (the “Remaining Members”) of such third party offer. The Remaining Members shall have a period of 30 days from the date the notice is received to elect one of the following two options. The Remaining Members may:

(i) grant their consent to the Seller Member’s proposed transfer of its Membership Interest in the Company. Thereupon, the Selling Member may consummate its transaction with the third party, upon the exact terms and for the exact consideration as both were described in the notice, as promptly as is commercially reasonable, and in no event later than 60 days from the date the Remaining Members grant their consent to the proposed transfer of the Selling Member’s interest in the Company to a third party.

(ii) elect to purchase the Selling Member’s interest in the Company upon the exact terms and for the exact consideration as both were described in the notice, as promptly as is commercially reasonable, in no event later than 60 days from the date the Remaining Member elects to purchase the Selling Member’s interest in the Company.

(b) Should any Member desire to withdraw from the Company (the “Withdrawing Member”), then the Withdrawing Member shall communicate that decision in writing to the Remaining Members, along with the Withdrawing Member’s valuation of its interest in the

Company. If the Remaining Members provide their unanimous written consent as required under Section 11.1 of this Agreement, the Remaining Members and Withdrawing Member shall negotiate n good faith the consideration and the terms upon which the Withdrawing Member’s interest shall )e purchased. Should they fail to reach an agreement within 60 days, then the Withdrawing Member nay attempt to sell its interest to a third party. If such third party buyer is found then the Withdrawing Member must then comply with the above provisions for a Selling Member.

ARTICLE 12

RELATIONSHIP WITH COMPANY

12.1 Promotion of Company. Each Member shall use reasonable efforts to promote the activities of the Company and to ensure its success.

12.2 Information. Subject to any applicable restriction of law, the Members shall be fully and currently informed of the activities of the Company. To the extent that there are any applicable laws or regulations which would have the effect of limiting the right of a Member to be so informed, the other Member shall use all reasonable efforts to obtain waivers thereof in favor of the Company and the Member so limited and, failing the obtaining of such waivers, the Members shall make such arrangements as shall be practicable to preserve to the Company the benefits of the contracts or projects to which such secrecy agreements or laws or regulations relate. Each Member shall not, except as required by law and except for disclosure to its officers, directors, employees, shareholders, members, partners, attorneys, accountants, and Affiliates (who shall be bound by the confidentiality provisions of this Agreement), divulge to any person any confidential or proprietary information concerning the business of the Company including, without limitation, the terms of this Agreement.

ARTICLE 13

GOVERNING LAW

13.1 This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware.

ARTICLE 14

ARBITRATION

14.1 Any claim or dispute between the Members which arises out of or relates to this Agreement shall be arbitrable. All such arbitrable matters shall arbitrated in accordance with the rules of the American Arbitration Association. The cost of such arbitration shall be borne equally by the Members. The pendency of any arbitration proceeding shall stay any right of a Member to take any action in regard to the other Members which is based upon a claim involved in the matter being arbitrated, but such stay shall not affect the obligations of the parties hereunder to continue with Performance of this Agreement except to the extent of the matter being arbitrated.

ARTICLE 15

NOTICES

15.1 Addresses. All notices, consents, elections, requests, reports, demands and other communications hereunder shall be in writing and shall be personally delivered or mailed by registered or certified, first-class mail, postage prepaid, or sent by confirmed facsimile transmission or by a reputable overnight courier service such as Federal Express, to PDC:

701 Market Street

St. Louis, MO 63101

Attn: President

to PDLH:

701 Market Street

St. Louis, MO 63101

Attn: President

•	or to such other address or to such other person as a Member shall have last designated by notice to the other Member.

15.2 Effective Date. All notices, consents, elections, requests, reports and other documents authorized or required to be given pursuant to this Agreement shall be effective as of the date received by the recipient or addressee for purposes of calculating the time within which the other Member is obligated to respond, and upon mailing as required in Section 15.1 hereof for all other purposes. If a Member refuses to accept delivery of any notice sent in accordance with Section 15.1 hereof, such Member shall nevertheless be deemed to have received such notice for purposes of this Section 15.2 on the date such refusal first occurred.

ARTICLE 16

MISCELLANEOUS

16.1 Binding on Successors. Except as otherwise provided in this Agreement, this Agreement shall be binding upon and inure to the benefit of the Members and their successors and assigns.

16.2 Amendments. This Agreement shall not be amended or modified except with the unanimous consent of the Members as evidenced by a written instrument executed by all Members.

16.3 Waiver and Consent. No consent or waiver, express or implied, by a Member to or of any breach or default by the other Member in the performance of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other Member of the same or any other obligation of such Member hereunder.

16.4 Waiver of Dissolution under the Act. Any dissolution of the Company shall occur only as provided herein, and each Member hereby waives and renounces its rights, if any, under the Act to seek a court decree of dissolution, to seek the appointment of a liquidator of the Company,-and to seek a partition of any Company property.

16.5 Relationship of the Members. The relationship between the Members shall be limited to the performance of the transactions contemplated by this Agreement and by the Formation and Transfer Agreement, (including the Closing Documents referred to therein) and in accordance with their terms. Nothing herein shall be construed to authorize a Member to act as general agent for the other Member.

16.6 Further Assurances. The Members shall execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purpose of this Agreement.

16.7 Severability. If any provision of this Agreement or the application thereof to any person or circumstance is invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

16.8 Agreement in Counterparts. This Agreement maybe executed in as many counterparts as maybe deemed necessary and convenient. Each counterpart when so executed shall be deemed an original, but all counterparts shall constitute one and the same instrument.

16.9 Entire Agreement. This Agreement, the Formation and Transfer Agreement and the Closing Documents referred to in the Formation and Transfer Agreement contain the entire agreement between the parties hereto relative to the Company. Exhibits are incorporated into this Agreement by reference.

16.10 No Third Party Beneficiary. Except as specifically set forth herein, this Agreement is made solely and specifically between and for the benefit of the parties hereto, and their respective Permitted successors and assigns, and no other person will have any rights, interest, or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

IN WITNESS WHEREOF, the parties hereto have duly caused the execution of this Agreement by their duly authorized officers, as of the day and year first above written.

PEABODY DEVELOPMENT COMPANY

By: /s/ Kemal Williamson

Title: Vice President

PEABODY DEVELOPMENT LAND HOLDINGS,

LLC

By: /s/ Kemal Williamson

Title: Vice President

EXHIBIT LIST

Exhibit 1.1 Certificate of Formation

Exhibit 3.1(a) PDC Contributed Reserves

Exhibit 3.1(b) PDLH Contributed Reserves

EXHIBIT 3.1(a)

PDC Contributed Reserves

agreed value
Missouri
Power Mine Area (1962)	$320,000
Schell-Osage Area (1108)	64,000
Walker. Area (1481)	20,000
Power Mine Area (62)	1,000
Ohio

Glouster Underground Area (1469)	295,000

700,000

EXHIBIT 3.1(b)

PDLH Contributed Reserves

Illinois	Agreed Value
Eagle #3 Area (1991)	$200,000
St. Ellen Area (1319)	370,000
Danville Area (1170)	130,000

$700,000